Filed pursuant to Rule 433

May 14, 2013

Relating to

Preliminary Prospectus Supplement dated May 14, 2013 to

Prospectus dated April 19, 2012

Registration Statement No. 333-180833

Kimco Realty Corporation

Pricing Term Sheet

Issuer:	Kimco Realty Corporation
Size:	$350,000,000
Maturity:	June 1, 2023
Coupon:	3.125%
Price to Public:	99.267%
Proceeds to Issuer (before expenses):	$347,434,500
Yield to Maturity:	3.211%
Spread to Benchmark Treasury:	+125 basis points
Benchmark Treasury:	1.750% due May 15, 2023
Benchmark Treasury Yield:	1.961%
Interest Payment Dates:	June 1 and December 1, commencing on December 1, 2013
Redemption Provisions/ Make-whole call:

Prior to March 1, 2023, the Notes will be redeemable at the Issuer’s option, at a redemption price equal to the sum of (1) an amount equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date and (2) a make-whole premium (T+20 bps).

At any time on or after March 1, 2023, the notes will be redeemable at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Pricing Date:	May 14, 2013
Settlement Date:	May 23, 2013 (T+7)
CUSIP / ISIN:	49446RAK5 / US49446RAK59
Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC
Senior Co-Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC PNC Capital Markets LLC Regions Securities LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc., BBB+ (stable) by Standard & Poor’s Ratings Services and BBB+ (stable) by Fitch Ratings, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

The issuer has filed a registration statement (including a prospectus dated April 19, 2012 as supplemented by a preliminary prospectus supplement dated May 14, 2013) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, this communication and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you may request the prospectus and preliminary prospectus supplement by calling J.P. Morgan Securities LLC collect at 212-834-4533, Barclays Capital Inc. toll-free at 888-603-5847, Morgan Stanley & Co. LLC toll-free at 866-718-1649 or RBC Capital Markets, LLC toll-free at 866-375-6829.